Exhibit 99(a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES OF INVENTRUST PROPERTIES CORP. TO MACKENZIE REALTY CAPITAL, INC. AND MACKENZIE CAPITAL MANAGEMENT, LP

If you are considering selling your shares of InvenTrust Properties Corp. (“InvenTrust”) to MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (together, “MacKenzie”), please read all the information below.	November 30, 2015

THE INVENTRUST BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK.

Rationales the Board Considered in Recommending Rejection of the Unsolicited Mini-Tender Offer from MacKenzie

•	The Board believes that the offer price is less than the current and potential long-term value of the shares of the Company.

•	If you sell, you will NO LONGER RECEIVE quarterly distributions or otherwise have any rights with respect to the shares that you sell.[1]

•	None of InvenTrust’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to MacKenzie.

•	MacKenzie states that it has not made an independent appraisal of the shares or InvenTrust’s properties, and is not qualified to appraise real estate.

•	MacKenzie acknowledges that in establishing the purchase price of $2.10 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with MacKenzie’s objectives.

•	MacKenzie states that it has applied a discount to the estimated per share value with the intention of making a profit.

•	Stockholders looking to liquidate should note that in recent transactions on the secondary market, according to an independent secondary market auction provider, sales of InvenTrust stock on such provider’s platform have ranged from $2.55 to $4.00 per share over the last six months.

InvenTrust encourages you to follow the Board’s recommendation and not tender your shares to MacKenzie. If you do tender your shares to MacKenzie, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to MacKenzie. Please consult your financial advisor or InvenTrust’s Investor Services Department at 855-377-0510 with any questions.

Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in the mini-tender Offer to Purchase before deciding to participate. InvenTrust has filed a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) providing additional detail regarding the Board’s recommendation in response to MacKenzie’s offer. The Schedule 14D-9 is available on the InvenTrust website and the SEC’s website at www.sec.gov.

1.	Distributions are not guaranteed, and distribution rates are subject to change.

InvenTrust Properties Corp.

2809 Butterfield Road          Oak Brook, IL 60523          855.377.0510          www.inventrustproperties.com